Exhibit (a)(8)
INCO ANNOUNCES TERMINATION OF COMBINATION AGREEMENT
WITH PHELPS DODGE CORPORATION AND CANCELLATION OF
SPECIAL SHAREHOLDERS MEETING
Toronto, September 5, 2006 — Inco Limited (TSX, NYSE: N) today announced that it has agreed with Phelps Dodge Corporation (NYSE: PD) to terminate the Combination Agreement the parties entered into on June 25, 2006. Inco also announced that it has cancelled the special meeting of Inco shareholders called for September 7, 2006.
Consistent with the terms of the agreement entered into between the parties, Inco will pay Phelps Dodge a termination fee of US$125 million today and a further US$350 million if Inco consummates an alternative take-over bid or similar transaction on or prior to September 7, 2007. Inco would have paid these same amounts had the agreement been terminated after Inco shareholders failed to approve the Phelps Dodge transaction at the special meeting.
Scott Hand, Chairman and Chief Executive Officer of Inco stated: “It was very clear from the proxies we received that Inco shareholders were not going to support the Phelps Dodge transaction, so the two companies agreed that it was in our respective best interests to move on.”
“We have enjoyed working with the Phelps Dodge team,” Hand said. “It is a great company and we wish them all the best in the future.”
Following the termination of the Combination Agreement, Inco is no longer restricted in its ability to solicit acquisition proposals from, provide confidential information to or enter into negotiations or agreements with interested parties concerning potential value enhancing alternatives. The Board has authorized Inco’s senior management and its advisors to explore these alternatives consistent with the company’s commitment to maximize value to Inco shareholders. Inco also continues to be open to entering into discussions or negotiations with Companhia do Vale Rio Doce (CVRD) with regard to its offer of August 14, 2006. Inco cautions that there can be no assurance that such actions will lead to Inco entering into discussions or negotiations resulting in a binding agreement with respect to any transaction with any party.

Important Legal Information
In response to the takeover offer by CVRD, Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto (as so amended, the “14D-9”). INCO’S SECURITY HOLDERS ARE URGED TO READ THE 14D-9, AND ANY AMENDMENTS INCO MAY FILE THERETO, BECAUSE IT, AND ANY SUCH AMENDMENTS, WILL CONTAIN IMPORTANT INFORMATION ABOUT CVRD’S PROPOSED COMBINATION WITH INCO.
Investors and security holders may obtain copies of the 14D-9 and Inco’s public filings made from time to time with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The 14D-9 Inco’s other public filings may also be obtained free of charge at www.inco.com or by contacting Inco’s media or investor relations departments.

September 1, 2006
IN 06/43
For further information:
Media Relations:

Inco Limited	Steve Mitchell (416) 361-7950

Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com